

Earthmoving equipment solutions



2 March 2010

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 2 March 2010 – Appendix 3Y Change of Director's Interest Notice – Keith Gordon*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecogroup.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services
Encl

dlw 3/19


RENTAL | SALES | PARTS | ASSET MANAGEMENT

PFAX201

xemption File No. 82-35011



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	02-Mar-2010
Time	17:02:46
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Emeco Holdings Ltd
ABN	89 112 188 815

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Keith Gordon
Date of last notice	1 December 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	26 February 2010
No. of securities held prior to change	250,000
Class	Ordinary shares
Number acquired	400,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Average of $0.69375 per share
No. of securities held after change	650,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.



Earthmoving equipment solutions

3 March 2010

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 3 March 2010 – Open briefing – CEO and CFO on results and strategy*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecogroup.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M. Kirkpatrick.

Michael Kirkpatrick
General Manager Corporate Services
Encl

Emeco Holdings Limited | ACN 112 188 815
location Ground Floor, 10 Ord Street, West Perth WA 6005, Australia | postal address PO Box 1173, West Perth WA 6872, Australia
phone +61 (0) 8 9420 0222 | fax +61 (0) 8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com

PFAX201

Exemption File No. 82-35011



ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	03-Mar-2010
Time	08:26:24
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Open briefing - CEOand CFO on results and strategy

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Open Briefing®

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

ASX ANNOUNCEMENT: 3 March 2010


Emeco

CEO & CFO on Results and Strategy

Open Briefing with CEO Keith Gordon and CFO Stephen Gobby

Emeco Holdings Limited
Ground Floor, 10 Ord Street
Perth WA 6005

In this Open Briefing®, CEO Keith Gordon and CFO Stephen Gobby discuss

- The impact the downturn in the global mining industry had on Emeco's first half results
- Emeco's decision to exit Europe and down scale operations in the US
- The improving operating conditions and the outlook for Emeco

---

Open Briefing interview:

openbriefing.com
Emeco reported NPAT before impairment and restructuring charges of $13.6 million for the first half of FY10, down 65 per cent on the previous corresponding period. What were the key drivers which contributed to this result?

CEO Keith Gordon
The first half result was largely influenced by the ongoing effects of the downturn in the global mining industry which commenced in late 2008 to early 2009. For Emeco that translated into lower equipment utilisation compared to the previous corresponding period and this was the major driver of our first half result.

However, towards the end of the half, we saw some encouraging signs that a recovery is underway and we're looking forward to a stronger second half if this trend continues.

openbriefing.com
Operating cash flow for the first half was $66 million, however after net capex and dividends it was negative $37 million. Can you step us through that? What are your expectations for cash flow in the second half?

CFO Stephen Gobby
At an operating level, the business continued to demonstrate strong cash flow generation capability, despite the lower earnings environment. That was driven by the nature of the





business model, where we have a large installed asset base which throws off significant cash flow.

Notwithstanding the operating cash flow of $66 million, the Company made a strategic decision to invest in three fleets of large trucks which has previously been announced to the market. Of this total investment of approximately $90 million, $60 million of it was spent in the first half.

If we hadn't made this longer term investment in the half, we would have generated approximately $25 million of free cash flow after capex and payment of the 2009 final dividend. However, we are confident that having made the investment in the early stages of the recovery we will see the benefit in our returns over the coming years.

In terms of the second half and our expectations around cash flow, we have provided guidance that our earnings will be materially higher in the second half and as a result, operating cash flow will be significantly stronger in the second half through higher EBITDA.

Our continued focus on working capital efficiency will see working capital remain relatively constant. However, we'll also remain disciplined on capex and as a result we expect to generate significant free cash flow in the second half.

openbriefing.com
Net debt at December 2009 was $352 million, an increase of $21 million, giving you a gearing ratio of 2.66 times EBITDA. How comfortable are you with this level of debt? What is your target for gearing?

CFO Stephen Gobby
Net debt and more importantly our gearing level at 31 December is higher than we would ordinarily like however it's very short term in nature. It's at the current level for two reasons. Firstly, it's based on the last twelve months of EBITDA, which is the low point of Emeco's long term earning cycle and secondly, the large truck investment mentioned previously has resulted in a debt level that would have otherwise been materially lower. We were cognisant of the short term spike in gearing when we committed to the investment decision; however we are comfortable with this as we expect the gearing to come down quite rapidly in the second half.

Gearing reduction will happen for a few reasons. Firstly, a significant pick up in second half EBITDA from the broad based improvement in market conditions and the deployment of the purchased truck fleets will be the primary driver of an improved gearing ratio. Also our continued focus on the disposal program, particularly with respect to our international business and our disciplined approach to capex will result in positive cash flow which will be utilised to pay down debt. Therefore, we expect gearing to be below two times by 30 June and we see below two times as a comfortable level of gearing for this business.

openbriefing.com
Return on Capital for the 12 months to December 2009 was reported as 6.0 per cent. What can be done to improve this and what are the implications of investing further capital in the business via capital expenditure when returns are at these levels?





CFO Stephen Gobby
The Return on Capital we have reported for the 12 months to December 2009 is not an acceptable level of return for our shareholders. With respect to the historical returns it is important to note that the returns of our Australian rental business prior to the GFC were at levels above the Company's weighted average cost of capital. This gives us confidence that the business model can generate acceptable returns in our core markets. We have recently been through a significant downturn which has materially impacted our ROC over the last 12 months. A return to more normal earnings over the course of 2010 will assist in improving ROC.

However, there are also a number of proactive things that we can do in the short term around our management of capital to improve ROC. These include addressing our underperforming businesses in Europe and the United States which have tied up capital and made a negligible contribution to earnings, as well as disposing of non-core assets in our global equipment fleet. We expect the combination of improving earnings and our focus on the core businesses will see ROC improve relatively quickly.

We are very conscious of the need to improve our overall ROC and ensure that any new capital expenditure generates returns above our cost of capital. Furthermore we are looking to identify ways to leverage additional earnings off our installed capital base over the longer term.

openbriefing.com
You have decided not to pay an interim dividend this time around. What is the reason for this decision? When do you anticipate dividend payments to resume?

CEO Keith Gordon
At this stage, the trajectory of the recovery is still uncertain and remains subject to a number of external factors. The board has taken a conservative position on the payment of dividends until we see the recovery actually reflected in our earnings. Based on our current view of earnings over the second half, the board expects to resume dividend payments at the conclusion of this financial year.

openbriefing.com
Following a review of the company's operations, you recently announced that Emeco would be exiting Europe and down scaling your presence in the US. What was the rationale behind this decision? What will your operations in North America be focused on going forward?

CEO Keith Gordon
The European business was focused on used equipment wholesaling, which was inconsistent with our business model elsewhere around the world. More importantly, we couldn't see this business generating satisfactory returns based on our view of the market fundamentals, so the decision was taken to exit this market.

In North America, we've combined our Canadian and US operations to reduce costs and we have also decided to exit the Appalachian coal market where the market will not support the returns that we require. Our analysis demonstrated that this market is experiencing a long term decline in volumes which limits potential opportunities for our business model. Our North American business will now be run out of Edmonton in Canada, where we'll concentrate on the Canadian oil sands market and look to spread our earnings on a project

by project basis in other key mining regions in Canada and the US. Importantly we'll look to do this only where we can apply a low cost model and the returns meet our hurdle rates. We anticipate a period of consolidation before looking for further expansion in the North American market.

openbriefing.com
Are there likely to be any further impairment charges as a result of your restructuring in the US and Europe in the second half?

CEO Keith Gordon
We're not expecting any further charges relating to the restructure of the US and European operations beyond those charges that we've already indicated to the market which will occur in the second half.

openbriefing.com
Operating conditions have been improving across all your core markets leading to increased utilisation rates. What has been driving the increase in utilisation rates?

CEO Keith Gordon
In addition to continued strength in the thermal coal markets in NSW and Indonesia throughout the GFC, we are now witnessing a substantial pickup in activity in our other core markets. More specifically, the major mining houses in Australia have ramped up core operations and committed to significant expansion plans in coking coal in the Bowen Basin and iron ore in Western Australia. We are also seeing a pick up in a range of smaller projects in Australia, particularly in the gold sector. Activity in the Canadian oil sands has also undergone a step change in recent months reflecting a more confident investment environment in that market. The combination of these improving market fundamentals is driving higher utilisation of our core rental fleet.

Additionally we've fully deployed the 190 and 240 tonne trucks we purchased late last year into these markets underlining the improving activity I referred to previously. The combination of those factors are seeing our utilisation levels improve to an extent that it is up from 60 per cent in July 2009 to 73 per cent at the end of December and is now sitting at 78 per cent at the end of February.

openbriefing.com
You have mentioned that Emeco is reconfiguring its fleet towards large mining equipment. What is the rationale for this and is it likely to lead to a major equipment disposal and acquisition program in order to achieve the transition?

CEO Keith Gordon
There are two elements to our strategy on our rental fleet mix. Firstly, we are continuing to reduce our exposure to small civil class equipment. Secondly, within the mining equipment classes we are positioning our fleet to align with our key customers needs over the medium term.

The Company has been progressively moving towards larger equipment and downsizing the smaller end of the fleet to the extent that small civil equipment only accounts for approximately 15 per cent of our global rental fleet today. In the short term, we will finalise

the disposal of assets from the European and North American businesses and this will leave a relatively small exposure to the smaller equipment class.

Over the past few years, customer demand for larger mining equipment has increased significantly particularly in the Australian bulk commodities of coal and iron ore. This is what led Emeco to acquire more 190 tonne trucks and enter the 240 tonne truck market last year. We are finding with this equipment in these markets, we can achieve longer contract tenure, and the equipment is generally utilised more intensively leading to higher utilisation hours each month. We have also witnessed a more stable demand for these assets through the downturn compared to smaller equipment classes. This allows us to generate acceptable returns on the higher initial capital expenditure per unit.

We see the continued migration of our fleet towards larger mining equipment as being a process that will happen over the medium term by tweaking both ends of the mining equipment range. It is likely to be driven by replacing some machines from smaller equipment classes with larger machines as they reach the end of their operating life rather than a major upheaval to the fleet in the short term. However, we will continue to maintain a range of mining equipment classes in our fleet so that we can continue to service our customers in our existing markets.

openbriefing.com
As noted by major mining companies recently, the macro environment for commodities is expected to show strong growth over the medium to long term largely driven by demand from China and India. Are you confident that Emeco is well paced to capture this demand? What are some of the projects that you are focusing on?

CEO Keith Gordon
Our customer mix is weighted towards blue chip mining companies and we offer them flexible equipment solutions, particularly when they're in ramp up mode. So we believe we are well placed to capture growth from the current increase in activity in the resources sector.

Some of the projects that we're focused on over and above projects where we've been involved for a number of years, include gold and iron ore projects in Western Australia, further coal projects in NSW and Queensland and oil sands projects in Canada. Additionally in Indonesia we're looking at a number of new opportunities in thermal coal.

openbriefing.com
In your update to the market you stated that further work was underway on the future strategic direction for Emeco? When do you expect to provide further detail around this?

CEO Keith Gordon
We're well advanced in our corporate planning process, but we do want to ensure that we give careful consideration to the strategies we put in place. I expect we'll be in a position to provide further detail to the market prior to our full year results announcement in August.

openbriefing.com
Your first half result was broadly in line with your previous guidance however, you have revised your full year guidance down from a range of $46-$53 million to $40-$44 million.





Does this mean the recovery you were factoring in for the second half is not materialising? What assumptions is your guidance based on and what are the risks to these assumptions?

CEO Keith Gordon
What we've seen is a slower ramp up in the resources sector than was anticipated when previous guidance was given. This has in turn delayed the earnings flowing to the mining services sector. We've seen a number of specific project delays and these will impact our third quarter earnings.

However, we're now getting a greater degree of confidence that these projects are getting under way. Our concern has been around the speed of the recovery rather than whether the recovery itself will materialise. All signs are positive but there are still risks around the rate with which activity picks up and the assumptions factored into our current full year guidance.

openbriefing.com
You became Emeco's Managing Director effective from 1 December 2009, what are you initial impressions of the company and what are your immediate priorities?

CEO Keith Gordon
My impression is that the company is well placed with regard to its core mining markets and that we are fortunate to have a group of employees who are very passionate about the business. Emeco has a suite of blue-chip mining customers and we are in a strong position to participate in the recovery as it materialises. We do however have a lot of work to do in improving our returns to levels acceptable to shareholders and this will be a key focus for the leadership team in our corporate planning process.

In terms of immediate priorities, we're focused on two fronts. One is addressing the composition of our operations and that's led to our decisions on Europe and the North America and also led to some impairment charges. Secondly, we're focusing on disposing of non-core and surplus assets to generate cash in the second half. Over and above that, we are working on the longer term strategic outlook for the business and developing strategies that will underpin our growth over a five year period.

openbriefing.com
Thank you Keith and Stephen

For more information about Emeco Holdings Limited, visit www.emecogroup.com or call Stephen Gobby, Chief Financial Officer, Emeco Group on +618 9420 0222

To read other Open Briefings, or to receive future Open Briefings by email, please visit www.openbriefing.com